

SEC[illegible] [illegible]IISSION

10035157

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cutler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 East Atlantic Avenue, Suite 205
(No. and Street)

Delray Beach (City) Florida (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Cutler 561-279-7471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, FL 33308-4610
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Cutler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cutler Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


MARK L. JONES
MY COMMISSION # DD952730
EXPIRES: January 14, 2014
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTLER SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

AND INDEPENDENT AUDITORS' REPORT

CUTLER SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2010

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Cutler Securities, Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Cutler Securities, Inc., as of December 31, 2009 and the related statements of income/(loss), changes in stockholder's equity/(deficit), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutler Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company incurred significant trading losses in 2009 and has a net capital deficiency. In addition, the Company is a respondent in an arbitration proceeding against its clearing firm. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the above matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

CUTLER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$ 75,242
Deposit with clearing broker	100,000
Loans from stockholder	240,000
Prepaid expenses	1,892
Total Current Assets	417,134
PROPERTY AND EQUIPMENT (Net of accumulated depreciation of $6,348)	63,268
TOTAL ASSETS	$ 480,402

LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)

LIABILITIES	
Due to clearing broker	$ 6,355,948
STOCKHOLDER'S EQUITY/(DEFICIT)	
Common stock, par value $.02 per share; 100,000 shares authorized, 520 shares issued and outstanding	10
Additional paid-in capital	221,722
Retained earnings/(deficit)	(6,097,278)
Total Stockholder's Equity/(Deficit)	(5,875,546)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)	$ 480,402

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Trading profits/(losses)	$(6,826,502)
EXPENSES	
Brokerage and clearing	65,079
Quotations, research and regulatory fees	216,604
General and administrative	164,749
Communications	37,515
Professional and consulting fees	103,789
Rent	24,007
Depreciation	6,348
Total Expenses	618,091
Loss From Operations	(7,444,593)
OTHER INCOME	
Interest income	2,077
NET LOSS	$(7,442,516)

The accompanying notes are an integral part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY/(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
Balances – January 1, 2009	$10	$221,722	$ 3,833,572	$ 4,055,304
Net loss			(7,442,516)	(7,442,516)
Distributions to stockholder	—	—	(2,488,334)	(2,488,334)
BALANCES - DECEMBER 31, 2009	$10	$221,722	$(6,097,278)	$(5,875,546)

The accompanying notes are an integral
part of these financial statements.

CUTLER SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(7,442,516)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,348
Increase in prepaid expenses	(1,224)
Decrease in deposits	1,692
Decrease in accounts payable and accrued expenses	(18,237)
Increase in due to clearing broker	6,244,506
Total Adjustments	6,233,085
NET CASH USED IN OPERATING ACTIVITIES	(1,209,431)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(69,616)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loans to stockholder	(240,000)
Distributions to stockholder	(2,488,334)
NET CASH USED IN FINANCING ACTIVITIES	(2,728,334)
NET DECREASE IN CASH	(4,007,381)
CASH – January 1, 2009	4,082,623
CASH – December 31, 2009	$ 75,242

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Cutler Securities, Inc. (the "Company") is a general securities broker/dealer registered in Florida. The Company is a fully disclosed introducing discount broker/dealer.

Revenue Recognition

Revenue is derived from trades introduced to the clearing broker, who completes the transactions with the customers and subsequently remits a commission to the Company. Also, the Company derives revenue from proprietary trades. Income from securities transactions and related expenses are recorded on the settlement date.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code, to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is determined using straight-line and accelerated methods based on useful lives of seven to thirty-nine years.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Leasehold improvements	$59,850
Furniture and fixtures	9,766
	69,616
Less: Accumulated depreciation	(6,348)
NET PROPERTY AND EQUIPMENT	$63,268

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital/(Deficit)" was $(6,180,706), which was $6,604,435 below its required net capital of $423,729. The ratio of "Aggregate Indebtedness" to "Net Capital" should not exceed 15 to 1. At December 31, 2009, the Company's ratio was (1.03) to 1.

NOTE 4 - CLEARING ARRANGEMENTS

The Company cleared on a fully-disclosed basis through First Southwest Company from January 1, 2009 to May 28, 2009. From August 3, 2009 to August 7, 2009, the Company cleared through Southwest Securities, Inc. As a result of the litigation referred to in Note 7, Southwest Securities, Inc. terminated the clearing arrangement.

NOTE 5 - COMMITMENTS

The Company is currently leasing office space on a month-to-month basis.

The Company has entered into an agreement to lease an automobile that expires in 2011. The future minimum lease payments under the non-cancellable agreement as of December 31, 2009 are as follows:

2010	$15,390
2011	3,848
	$19,238

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains a cash balance in a financial institution located in Miami, Florida. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the Company had no uninsured cash balances.

The Company maintains a $100,000 deposit with its clearing broker. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 7 - LITIGATION

The Company and its sole stockholder have been named as respondents in arbitration proceedings wherein damages are claimed.

NOTE 7 - LITIGATION (Continued)

The Company's clearing broker is the claimant and is alleging the Company began trading with the clearing broker before it had authorization to do so. In addition, the clearing broker is claiming that the Company exceeded imposed trading limits on August 6, 2009. The Company was short approximately 2.4 million shares of stock from a corporation that was scheduled to announce positive earnings the following day. With the announcement, the price of the stock rose, which meant the covering of the short position increased. The clearing firm tried to contact the Company to send additional funds to cover the short position. The clearing firm is claiming that the Company never sent the funds and had to cover the short position in the amount of $6,355,948 on behalf of the Company. The clearing firm is bringing action to recover the money as well as all attorney and court fees incurred.

The Company is counterclaiming that it had authorization to begin trading on August 4, 2009 and in no way made unauthorized trades. In addition, the Company is counterclaiming that the clearing firm seized control of the Company's short position on August 6, 2009 while it was profitable and negligently allowed the short position to turn into a substantial loss by not covering the position once it was taken over by the clearing firm. The Company repeatedly warned the clearing firm to cover the position as soon as possible and avoid carrying the open position overnight because of the earnings report due to be released on the following day. Because the clearing firm did not take action to mitigate potential losses, a $1.07 million profit on the short position prior to takeover became approximately a $10 million loss. The Company is requesting through litigation that the clearing firm be liable for the entire loss. In addition to the indemnification, the Company is seeking damages in the amount of $4.07 million which represents the Company's $3 million cash position in its trading account and $1.07 million in realized and mark to market profit in the Company's trading account prior to the clearing firm seizing control of the Company's trading account.

The Company has recorded a liability in the "due to clearing broker" account in the amount of $6,355,948, which reflects the Company's maximum exposure. The Company is defending against the litigation and is hopeful that a settlement will be reached at a lesser agreed upon amount. Nevertheless, it is at least reasonably possible that the Company's view of the outcome could change materially in the near term.

NOTE 8 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009, the stockholder made loans to the Company in the amount of $240,000. The loans are unsecured, due on demand and are non-interest bearing.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 19, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CUTLER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL/(DEFICIT)	
Total stockholder's equity/(deficit) qualified for net capital	$(5,875,546)
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital/(Deficit) and Allowable Subordinated Liabilities	(5,875,546)
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Property and equipment	63,268
Prepaid expenses	1,892
Loans to stockholder	240,000
Total Non-Allowable Assets From Financial Statements	305,160
NET CAPITAL/(DEFICIT) BEFORE HAIRCUTS ON SECURITIES POSITION	(6,180,706)
HAIRCUTS ON SECURITIES	0
NET CAPITAL/(DEFICIT)	(6,180,706)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	423,729
EXCESS NET CAPITAL/(DEFICIT)	$(6,604,435)
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 6,355,948
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL/(DEFICIT)	(1.03) to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009):	
Net capital/(deficit) as reported in Company's Part II (unaudited) FOCUS report	$(6,180,706)
Increase in non-allowable assets	(63,268)
Net audit adjustments	63,268
NET CAPITAL/(DEFICIT) PER ABOVE	$(6,180,706)

CUTLER SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company had no liability subordinated to claims of general creditors as of January 1, 2009. In addition, there were none in existence during the year ended December 31, 2009 and, accordingly, there are no changes to report.

CUTLER SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Cutler Securities, Inc. is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. Cutler Securities, Inc. was in compliance with the conditions of exemption.

CUTLER SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

As of December 31, 2009, Cutler Securities, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 19, 2010

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Cutler Securities, Inc.
Delray Beach, Florida

In planning and performing our audit of the financial statements of Cutler Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in control activities and their operation that we consider to be material weaknesses, as defined above. The conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Cutler Securities, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 19, 2010. The material weaknesses involved deficiencies in the internal control activities designed to monitor the daily net total of positions held by the Company, deficiencies in the processing of trades and the computation of net capital, which resulted in violation of Net Capital Rule 15c3-1 of the Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC